# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mangoceuticals, Inc., CIK 0001938046
CUSIP: 56270V205
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 15110 Dallas Parkway,, Suite 600,, Dallas,, Texas (TX), 75248
Date of event which requires filing of this statement: 12/13/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052615

## Reporting persons
- Greenfield Investments, Ltd: type of reporting person: partnership (PN); citizenship or place of organization: Turks And Caicos Islands (W7); sole voting power 0; shared voting power 515,000; sole dispositive power 0; shared dispositive power 515,000; aggregate amount beneficially owned 515,000 (14.44% of the class)
- Peter M. Karam: type of reporting person: individual (IN); citizenship or place of organization: Quebec Canada (A8); sole voting power 0; shared voting power 515,000; sole dispositive power 0; shared dispositive power 515,000; aggregate amount beneficially owned 515,000 (14.44% of the class)

## Item 1. Issuer
Name of issuer: Mangoceuticals, Inc.
Address of issuer's principal executive offices: 15110 Dallas Parkway, Suite 600, Dallas, TX 75248

## Item 2. Person Filing
Name of person filing:
(i) Greenfield Investments, Ltd

(ii) Peter M. Karam
Address of principal business office or, if none, residence:
(i) Suites A201& A202 (Upstairs), Regent Village East, Grace Bay, Providenciales, Turks and Caicos Islands

(ii) P.O. Box 926, Suite A203 & 204, Regent Village East Grace Bay, Providenciales, Turks and Caicos Islands
Citizenship:
(i) Turks and Caicos

(ii) Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 515,000.00
Percent of class: 14.44
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 515,000.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 515,000.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 4: Information with respect to the Reporting Persons' ownership of the Common Stock as of January 22, 2025, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person. The amount beneficially owned by each Reporting Person is determined using 3,565,641 shares of the Issuer outstanding as of January 22, 2025, as confirmed by the Issuer's transfer agent on such date.

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on SCHEDULE 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: January 22, 2025

Greenfield Investments, Ltd

By: /s/ Peter M. Karam, Peter M. Karam Director

By: /s/ Peter M. Karam Peter M. Karam

## Signatures
- Greenfield Investments, Ltd: /s/ Peter M. Karam, Peter M. Karam (01/21/2025)
- Peter M. Karam: /s/ Peter M. Karam, Peter M. Karam (01/22/2025)